Exhibit 99.4

16453 Bright Scholar Education Holdings Limited VIF Proof 1 Mark, sign and date your Voting Instruction Form. Detach your Voting Instruction Form. Return your Voting Instruction Form in the postage-paid envelope provided. MAIL _____________________________________ __________________________ Please Sign Here Please Date Above _____________________________________ __________________________ Please Sign Here Please Date Above Please separate carefully at the perforation and return just this portion in the envelope provided. Authorized Signatures - This section must be completed for your instructions to be executed. EVENT # CLIENT # Annual General Meeting for Bright Scholar Education Holdings Limited to be held July 28, 2021 For Holders as of June 18, 2021 All votes must be received by 5:00 pm, New York Time on July 20, 2021. Copyright © 2021 Mediant Communications Inc. All Rights Reserved PROXY TABULATOR FOR BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED P.O. BOX 8016 CARY, NC 27512-9903 Directors Recommend For Against Abstain RESOLUTION 1. The ordinary resolution as set out in the Notice of Annual General Meeting regarding the ratification of the appointment of Deloitte Touche Tohmatsu Certified Public Accountants LLP as the independent registered public accounting firm of the Company for the fiscal year ending August 31, 2021. Annual General Meeting for Bright Scholar Education Holdings Limited Date: July 28, 2021 See Voting Instruction On Reverse Side. Please make your marks like this: x Use pen only 16453 Bright Scholar Education Holding Limited VIF.indd 1 16453 Bright Scholar Education Holding Limited VIF.indd 1 6/7/2021 11:56:06 AM 6/7/2021 11:56:06 AM

16453 Bright Scholar Education Holdings Limited VIF Proof 1 BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 5:00 p.m. (New York Time) on July 20, 2021) The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of Bright Scholar Education Holdings Limited registered in the name of the undersigned on the books of the Depositary as of the close of business June 18, 2021 at the Annual General Meeting July 28, 2021 in Foshan, China. NOTE: 1. Please direct the Depositary how it is to vote by marking X in the appropriate box opposite the resolution. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company. 2. It is understood that, if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company. 3. Shareholders may view and download the Company’s Annual Report for 2020 and Notice of 2021 Annual General Meeting from the Company’s website at: http://ir.brightscholar.com/ (Continued and to be marked, dated and signed, on the other side) PROXY TABULATOR FOR BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED P.O. Box 8016 CARY, NC 27512-9903 16453 Bright Scholar Education Holding Limited VIF.indd 2 16453 Bright Scholar Education Holding Limited VIF.indd 2 6/7/2021 11:56:06 AM 6/7/2021 11:56:06 AM